April 23, 2014

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re: Notice of Disclosure filed in Securities Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that 58.com Inc. has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the fiscal year ended December 31, 2013, which was filed with the Securities and Exchange Commission on April 23, 2014.

Very truly yours,

/s/ Jinbo Yao

Name: Jinbo Yao

Title: Chief Executive Officer